UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                                                                OMB Number:
                                  FORM 12b-25                    3235-0058

                          NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                  014096

                                                                  CUSIP NUMBER

(Check One): oForm 10-K  oForm 20-F oForm 11-K yForm 10-Q   oForm N-SAR

          For Period ended:September 30, 1998
                                                                response ...2.50
          [] Transition Report on Form 10-K
          [] Transition Report on Form 20-F
          [] Transition Report on Form 11-K
          [] Transition Report on Form 10-Q
          [] Transition Report on Form N-SAR
          For the Transition Period Ended:


 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I / REGISTRANT INFORMATION
Foreland Corporation

Full Name of Registrant
not applicable

Former Name if Applicable
143 Union Boulevard Suite 210

Address of Principal Executive Office (Street and Number)
Lakewood, CO 80228

City, State and Zip Code

PART II / RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   (b)  The subject annual report, semi-annual report, transition report on
X Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; of the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III / NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be file within the prescribed time period.

     The registrant has encountered delays in finalizing its Form 10-Q in connection with the relocation of its principal executive offices and the unavailability of resources during such time.
                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/93)

PART IV / OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

          James R. Kruse, Esq.        (801)            531-7090
          -------------------      -----------      ----------------
                 (Name)            (Area Code)     (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                   yYes oNo


(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   yYes oNo
   The registrant expects significant changes due to the purchase of certain refinery and transportation assets on August 12, 1998, as reported in the Form 8-K with respect to such event, as filed August 27, 1998, and as subsequently amended on Form 8-K/A filed October 26, 1998, to include certain financial statements and pro forma financial information.
   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            Foreland Corporation
                 ------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 16, 1998            By /s/ N. Thomas Steele, President